Exhibit 99.1

Media Release

Planegg/Munich, Germany, October 19, 2018

MorphoSys’s Licensee Janssen has Reported That New Tremfya® (Guselkumab) 3-Year Data Shows Stably Maintained Rates of Skin Clearance in Patients with Moderate to Severe Plaque Psoriasis

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) announced today that its licensee Janssen Research & Development, LLC, has announced new long-term data from the open-label-period of the phase 3 VOYAGE 1 clinical trial demonstrating stably maintained rates of skin clearance with Tremfya® treatment at week 52 (1 year) and week 156 (3 years) among adult patients with moderate to severe plaque psoriasis.

According to a press release issued by Janssen today, the findings, presented at the 37th Fall Clinical Dermatology Conference in Las Vegas, Nevada/USA, showed that nearly 83 percent of patients receiving Tremfya® in the VOYAGE 1 study maintained at least a 90 percent improvement in the Psoriasis Area Severity Index (PASI 90) response, or near complete skin clearance, and an Investigator’s Global Assessment (IGA) score of cleared (0) or minimal disease (1) at week 156. According to Janssen, 96.4 percent of patients treated with Tremfya® achieved a PASI 75 score at week 156. Furthermore, 53.1 percent of patients achieved an IGA score of 0 and 50.8 percent of patients achieved a PASI 100 response. This measure represents skin completely cleared of psoriasis plaques (except for residual discoloration).

Tremfya® is a fully human anti-IL-23 monoclonal antibody developed by Janssen, and was generated utilizing MorphoSys’s proprietary HuCAL technology.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased that our licensee Janssen has reported that patients receiving Tremfya® in the phase 3 VOYAGE 1 clinical study have continued to show stably maintained responses in terms of skin clearance after 3 years of treatment. We believe for a chronic, immune-mediated disease like psoriasis long-term treatment data are of high importance. We hope that Tremfya® will provide a durable treatment option for adult patients living with moderate to severe plaque psoriasis.”

According to Janssen, of the 494 patients in the treatment groups receiving Tremfya® in the study, the percentage of patients reporting adverse events (AEs), serious AEs, infections, and serious infections through week 156 were 86.2 percent, 13.4 percent, 67.8 percent and 2.2 percent respectively, consistent with data from earlier read-outs from the study. No cases of active tuberculosis, opportunistic infections or serious hypersensitivity reactions were reported among Tremfya®-treated subjects.

Tremfya® has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of both psoriasis and psoriatic arthritis. Moreover, Tremfya® (guselkumab) is currently being investigated in clinical studies including two phase 3 trials in psoriatic arthritis, a phase 3 study evaluating the efficacy of Tremfya® compared with secukinumab in the treatment of moderate to severe plaque psoriasis and a phase 2/3 clinical study program in Crohn’s disease. MorphoSys receives royalties on sales of Tremfya.

Further information can be found in the press release issued by Janssen on October 19, 2018.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding long-term treatment outcomes in patients with moderate to severe plaque psoriasis treated with Tremfya®. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding long-term treatment outcomes in patients with moderate to severe plaque psoriasis treated with Tremfya® may be false, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission may be incorrect. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com